PROMISSORY NOTE

Dated as of December 31, 2002
$25,000,000
Scottsdale, Arizona

ROMACORP, INC., a Delaware corporation ("Borrower"), for value received, hereby promises to pay to GE CAPITAL FRANCHISE FINANCE CORPORATION, a Delaware corporation ("Lender"), whose address is 17207 North Perimeter Drive, Scottsdale, Arizona 85255, or order, on or before January 1, 2013 (the "Maturity Date") the principal sum of all Advances outstanding under this Note and other Loan Documents from time to time in an aggregate amount not to exceed TWENTY-FIVE MILLION AND NO/100 DOLLARS ($25,000,000.00) as herein provided. Initially capitalized terms which are not otherwise defined in this Promissory Note (the "Note") shall have the meanings set forth in that certain Loan Agreement dated as of the date of this Note between Borrower and Lender, as such agreement may be amended, restated and/or supplemented from time to time (the "Loan Agreement"). In addition, the following terms shall have the following meanings for all purposes of this Note:

"*Adjustable Rate*" means an annual interest rate equal to the sum of the Adjustable Rate Basis plus the Applicable Margin.

"*Adjustable Rate Basis*" means, for any Interest Period, the annual interest rate (rounded upwards, if necessary, to the nearest 1/100th of one percent) of the one-month yield for thirty (30) day London interbank offered rate ("LIBOR") on the Adjustable Rate Reset Date as published in *The Wall Street Journal*. If for any reason such rate is not published in *The Wall Street Journal*, or if the method for compiling LIBOR is, as determined in Lender's sole discretion, materially altered, then Lender shall select such replacement of LIBOR as Lender in its sole discretion determines most closely approximates LIBOR.

"*Adjustable Rate Reset Date*" means the last business day of each calendar month prior to the next Interest Period.

"*Applicable Margin*" means an annual percentage equal to 4.5%.

"*Declining Maximum Loan Amount*" means, for each period during the term of this Note described below, the amount listed adjacent thereto (provided that if any such amount is a negative number, the Declining Maximum Loan Amount shall be equal to zero):

PERIOD	AMOUNT
The date of this Note through December 31, 2003	$25,000,000 minus the Principal Reduction Amount
January 1, 2004 through December 31, 2004	$23,250,000 minus the Principal Reduction Amount
January 1, 2005 through December 31, 2005	$21,250,000 minus the Principal Reduction Amount
January 1, 2006 through December 31, 2006	$19,000,000 minus the Principal Reduction Amount
January 1, 2007 through December 31, 2007	$16,500,000 minus the Principal Reduction Amount
January 1, 2008 through December 31, 2008	$14,000,000 minus the Principal Reduction Amount
January 1, 2009 through December 31, 2009	$11,250,000 minus the Principal Reduction Amount
January 1, 2010 through December 31, 2010	$8,500,000 minus the Principal Reduction Amount

Romacorp
8001-4907 – 8001-4958
Corporate Secured Loan

January 1, 2011 through December 31, 2011	$5,500,000 minus the Principal Reduction Amount
January 1, 2012 through December 31, 2012	$2,250,000 minus the Principal Reduction Amount

"*Interest Period*" means (i) initially, the period beginning on the date of this Note and ending on the last day of the calendar month in which such date occurs, and (ii) thereafter, the period beginning on the first day of the calendar month and ending on the last day of such calendar month.

"*Principal Reduction Amount*" means the sum of: (i) the Unused Senior Advance Amount; (ii) the sum of all Lease Release Prepayments made pursuant to the Loan Agreement; (iii) the sum of all Transfer Release Prepayments made pursuant to the Loan Agreement; and (iv) the sum of all Condition Prepayments made pursuant to the Post-Closing Agreement.

"*Unused Senior Advance Amount*" means the difference, if any, between $5,000,000 and the sum of the Senior Note Advances actually made, whether or not repaid, pursuant to the Loan Agreement.

Interest shall accrue and Borrower shall pay interest on the outstanding principal amount of this Note at the Adjustable Rate, on the basis of a 360-day year for the actual number of days elapsed, in arrears, provided that interest on the principal amount of this Note for the period commencing with the date such principal amount is advanced by Lender through the last day in the month in which such principal amount is advanced shall be due and payable upon the date of the Advance. Commencing on February 1, 2003, Borrower shall pay consecutive monthly installments of accrued interest only on the first day of each calendar month during the term of this Note prior to the Maturity Date. Lender shall notify Borrower in writing on or before (i) the twenty-fifth (25th) day of each calendar month of the amount of accrued interest to be paid by Borrower in the next monthly installment and (ii) on or before the last day of each Interest Period of Lender's determination of the Adjustable Rate for the next Interest Period.

Commencing on January 1, 2004, and on each subsequent January 1 prior to the Maturity Date, if the outstanding principal amount of this Note on such date exceeds the permitted Declining Maximum Loan Amount as of such date, then Borrower shall pay to Lender a principal amount equal to the difference between the outstanding principal amount of this Note and the applicable Declining Maximum Loan Amount (the "Scheduled Reduction in Principal"). Lender shall notify Borrower in writing on or before December 24 of each year during the term of this Note of Lender's determination of the Scheduled Reduction in Principal, if any, payable on January 1.

Upon execution of this Note, Borrower shall authorize Lender to establish arrangements whereby all payments of principal and interest hereunder are transferred by Automated Clearing House Debit initiated by Lender directly from Borrower's bank account to such account as Lender may designate or as Lender may otherwise designate. Each payment of principal and interest hereunder shall be applied first toward any past due payments under this Note (including payment of all Costs (as herein defined)), then to accrued interest at the Adjustable Rate, and the balance, after the payment of such accrued interest, if any, shall be applied to the unpaid principal balance of this Note; provided, however, each payment hereunder after an Event of Default has occurred under this Note shall be applied as Lender in its sole discretion may determine.

Borrower may prepay this Note in full or in part (except as otherwise set forth below), including all accrued but unpaid interest hereunder and all sums advanced by Lender pursuant to the Loan Documents and any Other Agreements, provided that (i) no Event of Default has occurred under this Note or any of the other Loan Documents or any Other Agreements, (ii) any such prepayment shall only be made on a regularly scheduled payment date upon not less than 30 days prior written notice from Borrower to Lender, and (iii) except as otherwise provided below, any such prepayment that occurs either in connection with any refinancing of the Loan or otherwise from proceeds of any borrowing by Borrower shall be made together with payment of a prepayment premium equal to:

(a) 5% of the amount prepaid if the prepayment is made following the date of this Note but prior to the first anniversary of the date of this Note;

(b)   4% of the amount prepaid if the prepayment is made on or following the date of the first anniversary of this Note but prior to the date of the second anniversary of this Note;

(c)   3% of the amount prepaid if the prepayment is made on or following the date of the second anniversary of this Note but before the third anniversary of this Note;

(d)   2% of the amount prepaid if the prepayment is made on or following the date of the third anniversary date of this Note but prior to the date of the fourth anniversary of this Note; and

(e)   1% of the amount prepaid if the prepayment is made on or following the date of the fourth anniversary of this Note but prior to the date of the fifth anniversary of this Note.

If this Note is prepaid on or following the date of the fifth anniversary of this Note, Borrower shall not be required to pay a prepayment premium. The foregoing prepayment premium shall be due and payable if this Note is prepaid prior to the fifth anniversary of this Note regardless of whether such prepayment is the result of a voluntary prepayment by Borrower or as a result of Lender declaring the unpaid principal balance of this Note, accrued interest and all other sums due under this Note, the Mortgage encumbering the Premises corresponding to this Note, the other Loan Documents and any Other Agreements, due and payable as contemplated below (the "Acceleration").

This Note is secured by the Mortgages, Equipment Security Agreement, Franchise Security Agreement and the other Loan Documents. Upon the occurrence of an Event of Default, Lender may declare the entire unpaid principal balance of this Note, accrued interest, if any, and all other sums due under this Note and any Loan Documents or Other Agreements due and payable at once without notice to Borrower. All past-due principal and/or interest shall bear interest from the due date to the date of actual payment at the lesser of (i) the highest rate for which the undersigned may legally contract, or (ii) the greater of 14% and the rate which is 6% per annum above the Adjustable Rate (the "Default Rate"), and such Default Rate shall continue to apply following a judgment in favor of Lender under this Note. If Borrower fails to make any payment or installment due under this Note within five days of its due date, Borrower shall pay to Lender, in addition to any other sum due Lender under this Note or any other Loan Document, a late charge equal to 5% of such past-due payment or installment (the "Late Charge"), which Late Charge is a reasonable estimate of the loss that may be sustained by Lender due to the failure of Borrower to make timely payments. All payments of principal and interest due hereunder shall be made (i) without deduction of any present and future taxes, levies, imposts, deductions, charges or withholdings, which amounts shall be paid by Borrower, and (ii) without any other right of abatement, reduction, setoff, defense, counterclaim, interruption, deferment or recoupment for any reason whatsoever. Borrower will pay the amounts necessary such that the gross amount of the principal and interest received by Lender is not less than that required by this Note.

No delay or omission on the part of Lender in exercising any remedy, right or option under this Note shall operate as a waiver of such remedy, right or option. In any event, a waiver on any one occasion shall not be construed as a waiver or bar to any such remedy, right or option on a future occasion. Borrower hereby waives presentment, demand for payment, notice of dishonor, notice of protest, and protest, notice of intent to accelerate, notice of acceleration and all other notices or demands in connection with delivery, acceptance, performance, default or endorsement of this Note. All notices, consents, approvals or other instruments required or permitted to be given by either party pursuant to this Note shall be given in accordance with the notice provisions in the Loan Agreement. Should any indebtedness represented by this Note be collected at law or in equity, or in bankruptcy or other proceedings, or should this Note be placed in the hands of attorneys for collection after default, Borrower shall pay, in addition to the principal and interest due and payable hereon, all costs of collecting or attempting to collect this Note (the "Costs"), including reasonable attorneys' fees and expenses of Lender (including those fees and expenses incurred in connection with any appeal) and court costs whether or not a judicial action is commenced by Lender. This Note may not be amended or modified except by a written agreement duly executed by the party against whom enforcement of this Note is sought. In the event that any one or more of the provisions contained in this Note shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such provision had never been contained herein or therein. Time is of the essence in the performance of each and every obligation under this Note.

Notwithstanding anything to the contrary contained in any of the Loan Documents, the obligations of Borrower to Lender under this Note and any other Loan Documents are subject to the limitation that payments of interest and late charges to Lender shall not be required to the extent that receipt of any such payment by Lender would be contrary to provisions of applicable law limiting the maximum rate of interest that may be charged or collected by Lender. The portion of any such payment received by Lender that is in excess of the maximum interest permitted by such provisions of law shall be credited to the principal balance of this Note or if such excess portion exceeds the outstanding principal balance of this Note, then such excess portion shall be refunded to Borrower. All interest paid or agreed to be paid to Lender shall, to the extent permitted by applicable law, be amortized, prorated, allocated and/or spread throughout the full term of this Note (including, without limitation, the period of any renewal or extension thereof) so that interest for such full term shall not exceed the maximum amount permitted by applicable law.

Borrower acknowledges that this Note and the other Loan Documents were substantially negotiated in the State of Arizona, this Note and the other Loan Documents were executed by Lender in the State of Arizona and executed and delivered by Borrower in the State of Arizona, all payments under this Note will be delivered in the State of Arizona and there are substantial contacts between the parties and the transactions contemplated herein and the State of Arizona. For purposes of any action or proceeding arising out of this Note or any of the other Loan Documents, the parties hereto hereby expressly submit to the jurisdiction of all federal and state courts located in the State of Arizona and Borrower consents that it may be served with any process or paper by registered mail or by personal service within or without the State of Arizona in accordance with applicable law. Furthermore, Borrower waives and agrees not to assert in any such action, suit or proceeding that it is not personally subject to the jurisdiction of such courts, that the action, suit or proceeding is brought in an inconvenient forum or that venue of the action, suit or proceeding is improper. It is the intent of the parties hereto that all provisions of this Note shall be governed by and construed under the laws of the State of Arizona, without giving effect to its principles of conflicts of law. Nothing in this Section shall limit or restrict the right of Lender to commence any proceeding in the federal or state courts located in the states in which the Premises are located to the extent Lender deems such proceeding necessary or advisable to exercise remedies available under this Note or the other Loan Documents.

This obligation shall bind Borrower and its successors and assigns, and the benefits hereof shall inure to Lender and its successors and assigns.

Florida documentary tax is being paid in an amount equal to $_____ in connection with the recording of any Mortgages in the State of Florida.

IN WITNESS WHEREOF, Borrower has executed and delivered this Note effective as of the date first set forth above.


BORROWER:

ROMACORP, INC., a Delaware corporation

By: <u>s/s Richard A. Peabody</u>
Printed Name: Richard A. Peabody
Its: Vice President, Finance and CFO
